FILE NO. 82-4750



SUPPL

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER

OF THE FISCAL YEAR ENDING NOVEMBER 30, 2005

(Translation)

April 6, 2005

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2005

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331

1. Basis of preparation for the first quarter consolidated financial statements:
   (1) Adoption of simplified methods in accounting
       Income taxes are provided with estimate.
       Accounting to the account titles which do not have significant effects on the consolidated financial statements are provided with the methods based on the simplified accounting procedures.
   (2) Change in accounting method compared to the previous consolidated fiscal year: None
   (3) Change in scope of application in consolidation and equity method:

       Number of companies excluded from consolidation 1 (Aid Co.,Ltd.)

2. Consolidated business results for the first quarter (From December 1, 2004 to February 28, 2005) of the fiscal year ending November 30, 2005:

(1) Consolidated operating results

	First quarter of the fiscal year ending November 30, 2005	First quarter of the fiscal year ended November 30, 2004	(Reference) Year ended November 30, 2004
Net sales	¥109,500 million (14.9 %)	¥95,296 million (- %)	¥423, 727million (-3.0 %)
Operating income	¥1,150 million (-52.8 %)	¥2,438 million (- %)	¥15,662 million (-14.2 %)
Ordinary income	¥1,191 million (-52.0 %)	¥2,480 million (- %)	¥15,507 million (-11.6 %)
Net income	¥499 million (-43.6 %)	¥885 million (- %)	¥7,006 million (-19.2 %)
Net income per share-primary	¥3.27	¥5.78	¥45.18
Net income per share- diluted	¥3.13	¥5.41	¥41.63

(Note)
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Changes in consolidated financial conditions

	First quarter of the fiscal year ending November 30, 2005	First quarter of the fiscal year ended November 30, 2004	(Reference) Year ended November 30, 2004
Total assets	¥260,420 million	¥255,454 million	¥262,122 million
Shareholder's equity	¥126,018 million	¥120,751 million	¥126,768 million
Equity ratio	48.4%	47.3%	48.4%
Shareholder's equity per share	¥823.96	¥788.41	¥827.17

(3) Cash flows

	First quarter of the fiscal year ending November 30, 2005	First quarter of the fiscal year ended November 30, 2004	(Reference) Year ended November 30, 2004
Net cash provided by (used in) operating activities	¥-3,006 million	-	¥17,377 million
Net cash used in investing activities	¥-4,445 million	-	¥-12,806 million
Net cash used in financing activities	¥-33 million	-	¥-8,109 million
Cash and cash equivalents at end of the year	¥8,918 million	-	¥16,451 million

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2005 (From December 1, 2004 to November 30, 2005):

	Interim period ending May 31, 2005	Year ending November 30, 2005
Net sales	¥223,700 million	¥450,000 million
Ordinary income	¥6,600 million	¥16,300 million
Net income	¥2,800 million	¥7,800 million

(Reference 1) Estimate of yearly net income per share ¥50.36

(Reference 2) Details of Sales

(Millions of yen)

Business segment	Line of products	Three months ended February 28, 2005	Three months ended February 29, 2004
Foodstuffs	Mayonnaise and dressings	26,513	24,932
	Fruit applications and cooked foods	12,143	12,092
	Egg products	22,821	13,533
	Healthcare products	3,072	3,997
	Vegetables and salads	23,584	20,579
	Sub-total	88,135	75,134
Distribution		21,365	20,161
	Total	109,500	95,296

(Notes)
(1) Figures of amounts are described by discarding fractions less than one million yen.
(2) The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	February 28, 2005	February 29, 2004
CURRENT ASSETS:		
Cash and deposits	9,314	18,241
Notes and accounts receivable	67,956	64,658
Securities	27	42
Inventories	18,237	17,918
Deferred tax assets	2,184	2,008
Other	3,343	3,023
Allowance for doubtful accounts	(639)	(610)
Total current assets	100,424	105,284
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	107,832	106,881
Machinery, equipment and transportation equipment	110,673	108,251
Land	38,743	38,380
Construction in progress	2,742	2,323
Other	7,775	7,020
Accumulated depreciation	(150,071)	(144,165)
Total tangible fixed assets	117,694	118,691
Intangible fixed assets		
Consolidation adjustment accounts	87	116
Other	2,871	2,708
Total intangible fixed assets	2,959	2,824
Investments and other assets		
Investment in securities	21,194	18,426
Deferred tax assets	1,321	1,597
Other	16,520	8,843
Allowance for doubtful accounts	(245)	(214)
Total investments and other assets	38,790	28,653
Total fixed assets	159,444	150,169
DEFERRED ASSETS:		
Business commence costs	551	-
Bond discounts	0	0
Total deferred assets	551	0
Total assets	260,420	255,454

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	February 28, 2005	February 29, 2004
CURRENT LIABILITIES:		
Notes and accounts payable	41,316	40,242
Short-term loans payable	13,096	15,998
Current portion of bonds	200	1,300
Current portion of convertible bonds	18,629	-
Accounts payable-other	18,741	19,629
Accrued income taxes	881	1,070
Reserve for sales rebates	1,364	1,441
Reserve for bonuses	1,439	1,713
Deferred tax liabilities	2	0
Other	2,720	2,891
Total current liabilities	98,391	84,288
LONG-TERM LIABILITIES:		
Bonds	-	200
Convertible bonds	-	18,629
Long-term loans payable	12,078	11,547
Deferred tax liabilities	2,182	84
Reserve for retirement benefits	2,749	3,047
Reserve for directors' and corporate auditors' retirement pay	952	1,424
Other	1,464	1,483
Total long-term liabilities	19,426	36,416
Total liabilities	117,818	120,705
MINORITY INTERESTS	16,583	13,998
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Earned surplus	75,325	70,784
Unrealized valuation gain on other securities - net	2,292	1,302
Cumulative foreign currency translation adjustments	(2,628)	(2,556)
Treasury stock	(2,494)	(2,301)
Total shareholders' equity	126,018	120,751
Total liabilities, minority interests and shareholders' equity	260,420	255,454

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	First quarter ended February 28, 2005	First quarter ended February 29, 2004
NET SALES	109,500	95,296
COST OF SALES	85,539	70,324
Gross profit	23,961	24,971
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	22,810	22,533
Operating income	1,150	2,438
NON-OPERATING INCOME:		
Interest income and dividend receivable	133	117
Equity income	70	78
Other	80	101
NON-OPERATING EXPENSES:		
Interest expense	145	183
Other	98	72
Ordinary income	1,191	2,480
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	7	3
Other	78	8
EXTRAORDINARY LOSSES		
Loss on sales and disposal of fixed assets	22	110
Other	97	276
Net income before income taxes and minority interests	1,156	2,104
Income taxes	424	954
Income taxes deferred	120	77
Minority interests	112	187
Net income	499	885

O.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	First quarter ended February 28, 2005	Year ended November 30, 2004
I . CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	1,156	14,883
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,075	12,614
Amortization of consolidation adjustment accounts	7	32
Equity income	(70)	(268)
Write-down of investment in securities	-	13
Write-down of golf course memberships	-	4
Decrease in reserve for retirement benefits	(825)	(4,242)
Decrease in reserve for directors' and corporate auditors' retirement pay	(657)	(11)
Increase (decrease) in reserve for sales rebates	396	(158)
Decrease in reserve for bonuses	(197)	(228)
Increase in allowance for doubtful accounts	26	42
Interest income and dividend receivable	(133)	(527)
Interest expense	145	620
Loss (Gain) on sales of investment in securities	(71)	3
Loss on sales and disposal of fixed assets	15	346
Decrease (increase) in notes and accounts receivable	(2,388)	5,758
Increase in inventories	(2,071)	(769)
Increase (decrease) in notes and accounts payable	4,031	(1,782)
Decrease in accounts payable - other	(690)	(3,308)
Increase (decrease) in accrued consumption taxes	99	(771)
Decrease in accrued expenses	(3,134)	-
Directors' and corporate auditors' bonuses paid	(90)	(100)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(25)	(34)
Other	541	107
Sub total	(860)	22,223
Interest income and dividends received	208	1,032
Interest paid	(106)	(622)
Income taxes paid	(2,247)	(5,255)
Net cash provided by (used in) operating activities	(3,006)	17,377
II . CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(8)	(27)
Sales of securities	8	42
Purchases of tangible fixed assets	(3,383)	(12,601)
Purchases of intangible fixed assets	(133)	(1,082)
Purchases of investment in securities	(163)	(2,157)
Sales of investment in securities	103	1,827
Loans receivable made	(718)	(799)
Collection of loans receivable	607	1,139
Disbursements for deposit to bank	(150)	(3,036)
Withdrawal of time deposits	219	2,690
Other	(827)	1,200
Net cash used in investing activities	(4,445)	(12,806)

	First quarter ended February 28, 2005	Year ended November 30, 2004
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	15,481	62,063
Repayment of short-term loans	(13,650)	(66,678)
Borrowing on long-term loans	300	4,663
Repayment of long-term loans	(803)	(5,868)
Redemption of bonds	-	(1,300)
Paid in from minority shareholders	-	971
Cash dividends paid	(1,072)	(1,838)
Cash dividends paid to minority shareholders	(101)	(114)
Repurchase of treasury stock	(186)	(7)
Net cash used in financing activities	(33)	(8,109)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(48)	(6)
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,533)	(3,545)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	16,451	19,868
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	-	128
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	8,918	16,451

SEGMENT INFORMATION

(1) Segment information of business lines

First quarter ended February 28, 2005 (From December 1, 2004 to February 28, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	88,135	21,365	109,500	-	109,500
(2) Internal sales or transfers to/from segments	0	5,728	5,729	(5,729)	-
Total	88,136	27,093	115,229	(5,729)	109,500
Operating expenses	86,267	26,436	112,703	(4,354)	108,349
Operating income	1,868	657	2,525	(1,375)	1,150

Previous fiscal year (From December 1, 2003 to November 30, 2004)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	340,713	83,014	423,727	-	423,727
(2) Internal sales or transfers to/from segments	15	23,915	23,930	(23,930)	-
Total	340,728	106,929	447,658	(23,930)	423,727
Operating expenses	324,034	102,529	426,564	(18,498)	408,065
Operating income	16,694	4,399	21,094	(5,431)	15,662

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to the general control division in the head office of the Company and K.System Co.,Ltd..

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 1,434 million and ¥ 5,673 million for the first quarter ended February 28, 2005 and the previous fiscal year ended November 30, 2004, respectively.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales in the first quarter ended February 28, 2005 and in the previous fiscal year ended November 30, 2004, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the first quarter ended February 28, 2005 and in the previous fiscal year ended November 30, 2004, are less than 10% of consolidated sales, respectively.